2010 Warehousing, Purchase and Sale Agreement on Medium-Width Steel Strips

Party A: Lingyuan Iron & Steel Co., Ltd.
Party B: Shanxi Guolian Spiral Tubulation Co., Ltd.

In consideration of the warehousing, purchase and sales of medium-width steel strips in 2010, Party A and Party B agree to conclude the Agreement as below through adequate negotiations and based on the principles of “mutual benefits, risks sharing, long-term cooperation and interests sharing”.
1. Quantity to be warehoused
1.1 Party B purchases the medium-width steel strips in a total quantity of 36,000 - 60,000 tons from Party A for the whole year. Party B shall order 3,000 - 5,000 tons in each month.
1.2 Party A guarantees that the stock to be warehoused by it for and on behalf of Party B will not be less than 3,000 tons.
1.3 The specifications of the goods available for ordering shall be subject to the common specifications of the products of Party A. The special specifications shall be subject to the separate agreement by the parties.
1.4 Party A shall timely send the medium-width steel strips to the designated warehouses based on the plan of resources submitted by Party B.

2. Performance and Price
2.1 For the purpose of guaranteeing the performance of the warehousing agreement, Party B shall pay the performance bond (in cash or by acceptance) in an amount of RMB 500/ton based on the total monthly quantity (or RMB 2,500,000 in total). The performance bond is interest free and Party A shall refund the same in the form of goods upon the achievement of the total annual quantity.
2.2 Party B shall submit the purchase plan of medium-width steel strips for the next month in writing and specify the place of warehousing (Yuci, Taiyuan or Xi’an) before the 25th day of each month.
2.3 Party A entrusts Shanxi 525 Warehousing and Transportation Co., Ltd., Taiyuan East (address pending) and Shaanxi Assets Warehousing and Transportation Corporation to respectively store, keep, load and unload and transport the medium-width steel strips of Lingyuan Iron & Steel Co., Ltd.. Party A shall deliver the medium-width steel strips to the designated warehouses in due time as required by Party B.

2.4 Upon the achievement of the quantity to be picked up in the month as agreed herein, the preferential sales policies of Lingyuan Iron & Steel Co., Ltd. shall apply to the goods so picked up. (i.e. the price shall be decreased by at least RMB 20/ton (including tax) based on the sale price of Party A and the preferential amount shall be reduced at the time of settlement in the month where Party A notifies Party B of its adjustment to the preferential extent based on the market conditions before the settlement of the month.)
2.5 Party A shall determine the actual settlement price based on the market conditions in the month and the steel strips meetings of East China Region and shall promulgate the actual settlement price, in principle, before the 28th day of each month.
2.6 The funds for the quantity in excessive of the agreed quantity of supply of the month may be carried forward to the next month; provided, however, that the price shall be subject to the price policies of Lingyuan Iron & Steel Co., Ltd. in the next month rather than being locked.
2.7 The transportation subsidy of RMB 30/ton shall apply and shall be paid by bank acceptance bill without discount.
2.8 Party B shall effect the payment to the local business personnel of Lingyuan Iron & Steel Co., Ltd. and shall pick up the goods based on the valid delivery voucher issued by Lingyuan Iron & Steel Co., Ltd.. The payment shall be settled directly with Lingyuan Iron & Steel Co., Ltd.. Party B shall pick up the goods in an equal quantity in each month. The warehousing fee and the transportation fee shall be borne by Party B. Party A shall collect the warehousing fee and settle the same with the warehouse owners.
2.9 Where Party B requires for increased quantity, Party B shall buy out the quantity of warehousing before Party A may send the goods.
2.10 Party B shall buy out the one-month quantity of warehousing in due time if the quantity is within the agreed quantity. Party B shall be deemed to have breached the Agreement if it fails to buy out the stocks in the warehouses, which are within the agreed quantity, upon the expiry of the term of warehousing.

3. Responsibilities and Obligations
Party A and Party B shall confirm the plan of next month on the 25th day of each month (the planned quantity is 3,000 – 5,000 tons) and Party B shall guarantee the achievement of the monthly quantity of purchase upon its payment of the security deposit; provided however, that the following rules shall prevail upon the full consideration of the overhaul of the equipment and the other relevant factors of Party B:

3.1 Where Party B fails to achieve the agreed quantity in the first month, Party B will be relieved from its liabilities.
3.2 Where Party B fails to achieve the agreed quantity in the second month, a certain amount shall be deducted from the security deposit at RMB 10/ton based on the quantity not achieved in the month. i.e. amount to be deducted from the security quantity X RMB 10/ton.
3.3 Where Party B fails to achieve the agreed quantity in the third month, Party A will implement the policies for the non-contractual clients when settling the payments for the goods sent in the month and shall deduct the security deposit at RMB20/ton based on the agreed quantity of the month.
3.4 Where Party B fails to achieve the agreed quantity in the fourth month, Party A will implement the policies for the non-contractual clients when settling the payments for the goods sent in the month, deduct all the security deposit for the agreed quantity of the whole year, terminate the Agreement and require Party B to return all the amounts which have been exempted under the relevant preferential policies.
3.5 Where Party B fails to achieve the agreed quantity by the reasons attributable to Party A, Party B will be relieved from its liabilities.
3.6 In case of the goods of special specifications, which may be delayed in arrear in another month, the parties shall be deemed to have duly performed the Contract.
4. Miscellaneous
4.1	The Agreement shall be performed in Lingyuan, Liaoning Province.
4.2 Matters not mentioned herein shall be settled by Party A and Party B through negotiations. Where no agreement may be reached by the parties through such negotiations, the parties shall submit the matters to the Chaoyang arbitration commission in located for arbitration.
4.2
The Agreement shall be made in two counterparts. Party A and Party B shall hold one counterpart respectively. The Agreement shall take effect on and from April 1, 2010 after duly signed and stamped by Party A and Party B and the security deposit duly arrives at the account and shall end on March 31, 2011. Where either party intends to change the Agreement, it shall notify the other party one month in advance. The Agreement may not be changed unless and until otherwise agreed by the parties through negotiations.

For and on behalf of	For and on behalf of
Party A: Lingyuan Iron & Steel Co., Ltd.	Party B: Shanxi Guolian Spiral Tubulation Co., Ltd.
Signed by:	Signed by:
March 31, 2010	March 31, 2010